OncoGenex Pharmaceuticals, Inc.
1522 217th Place SE, Suite 100
Bothell, WA 98021

January 28, 2010

Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	OncoGenex Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement filed on Schedule 14A File Number: 033-80623

Dear Mr. Rosenberg,

On behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”), this letter responds to the verbal comments of the Staff of the Securities and Exchange Commission (the “Commission”) from our telephonic correspondence on January 19, 2010 (“Verbal Comments”) relating to the above-referenced matters. Set forth in italicized print below are the Staff’s comments, as set forth in the Verbal Comment, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statement
Note 9, Income Tax, page 77

1.	Please provide us revised disclosure which separately discloses for each period presented the impact of foreign tax (Canadian) and impact on the DTA/DTL due to the change in statutory rate. In addition, please tell us and disclose both the statutory tax rate and the applicable Canadian tax rate for each of the three years in the rate reconciliation. We are still reviewing your response to the first portion of prior comment one that deals with the line item “Reversal of pre-transaction income.”

Response:

The Company will make the following modifications to the Income Tax note disclosure in its Annual Report on Form 10-K to be filed for the fiscal year ended December 31, 2009:

•	With respect to the line item “Effect of tax rate changes on deferred tax assets and liabilities”, we will disclose separately the impact of foreign tax (Canadian) and impact on the DTA/DTL due to the change in statutory rates separately under the line items “Effect of foreign tax (Canadian) rate changes on deferred tax assets and liabilities” and “Effect of foreign tax rate differences on income”. We will also add the following disclosure: “For the 2008 and 2007 periods, the Effect of foreign (Canadian) tax rate changes on deferred tax assets and liabilities was $578,000 and $1,717,000, respectively, while the Effect of foreign tax rate difference on income was $396,000 and $4,000, respectively.”

•	We will add the following disclosure to the opening paragraph of our rate reconciliation:

“The reconciliation of income tax attributable to operations computed at the statutory tax rate to income tax expense, using a statutory tax rate of 34% for the year ended December 31, 2008, and 34.12% for the years ended December 31, 2007 and December 31, 2006 is as follows : 2007 balances have been derived from the audited financial statements of OncoGenex Technologies Inc., a Canadian corporation (“OncoGenex Technologies”), which is subject to combined Canadian federal and provincial statutory tax rates for December 31, 2008, 2007, and 2006 of 31%, 34.12%, and 34.12%, respectively. Following the reverse takeover by OncoGenex Technologies of Sonus Pharmaceuticals, Inc. (which subsequently changed its name to OncoGenex Pharmaceuticals, Inc.) in 2008, OncoGenex Technologies became a wholly owned subsidiary of the Company, which is a Delaware incorporated company subject to US Federal Statutory rates of 34% for all three years presented.

•	For the purposes of estimating the tax rate in effect at the time that deferred tax assets and liabilities are expected to reverse, we use the furthest out available future tax rate in the applicable jurisdictions. For the years ended December 31, 2008, 2007, and 2006 the future Canadian enacted rates we used were 26%, 27%, and 31%, respectively, while for the US the future enacted rate we used was 34% for all three periods presented.”

Closing Comments

The Company hereby acknowledges to the Staff of the Commission the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Stephen Anderson
Stephen Anderson,
Chief Financial Officer

cc:	Christopher Doerksen, Dorsey & Whitney LLP

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